EXHIBIT 99.8

Belgium: TotalEnergies signs Renewable Power
Purchase Agreement with Air Liquide

Paris, 26 July 2021 –TotalEnergies, through Lampiris, its energy supply affiliate in Belgium, signed a Corporate Power Purchase Agreement with Air Liquide. TotalEnergies will supply 50 GWh per year of renewable electricity over a period of 15 years. Air Liquide will use this renewable energy to power some of its industrial and medical gas production sites in Belgium.

TotalEnergies will supply Air Liquide with this electricity from an offshore wind farm located in the Belgian North Sea. With a strong expertise across the integrated electricity chain, TotalEnergies proves its ability to provide competitive and available renewable electricity to support Air Liquide in its sustainable development objectives.

This agreement also illustrates TotalEnergies’ commitment to contribute to Belgium’s energy transition, while promoting low carbon solutions for its customers. The wind-generated electricity will save about 270,000 tons of CO2 emissions over the life of the contract.

“A growing number of companies are shifting to renewable energy, and we want to support them on their path towards carbon neutrality. There is a dynamic market for corporate PPAs in Europe, and we want TotalEnergies to take a strong leadership position”, said Julien Pouget, Senior Vice President Renewables at TotalEnergies.

This contract with Air Liquide follows other Corporate PPAs signed earlier this year by TotalEnergies with Orange, Microsoft and Merck.

TotalEnergies, renewables and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity that should account for up to 40% of its sales by 2050. At the end of 2020, TotalEnergies’ gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 in renewable energies.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Lampiris

Lampiris is the third largest supplier of renewable energy and gas in Belgium. The company supplies approximately one million connections and offers various solutions for self-consumption (by installing solar panels) and electric mobility. Lampiris is a 100% subsidiary of TotalEnergies.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 │ presse@total.com │ @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 │ ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.